Filed by Buckeye Partners, L.P. pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Buckeye GP Holdings L.P.
Commission File No.: 001-32963
Conference Call Transcript
BPL — Buckeye Partners, L.P.
Merger Transaction between Buckeye Partners, L.P. and Buckeye GP Holdings L.P.
Event Date/Time: June. 11. 2010 / 11:00AM ET

CORPORATE PARTICIPANTS
Forrest Wylie
Chairman & Chief Executive Officer
Clark Smith
President & Chief Operating Officer
Keith St. Clair
Senior Vice-President & Chief Financial Officer
Khalid Muslih
Vice-President, Corporate Development
Bill Schmidt
Vice-President & General Counsel
Mark Stockard
Director, Investor Relations
CONFERENCE CALL PARTICIPANTS
Michael Cerasoli
Goldman Sachs
Gabe Moreen
Bank of America Merrill Lynch
James Jampel
HITE
Siqi Tang
Citi
Brian Zarahn
Barclays Capital
Yves Siegel
Credit Suisse
Marc Geller
Sigma Financial
Donald Collins
DA Collins & Co.
Sachin Shah
Capstone Global Markets

PRESENTATION
Operator
Good morning ladies and gentlemen and welcome Buckeye Partners, L.P. Conference Call. Please be advised that this conference call is being recorded.
I would now like to turn the meeting over to Forrest Wylie. Please go ahead, Mr. Wylie.
Forrest Wylie, Chairman & Chief Executive Officer
Thank you, Thomas, and welcome everyone. Also joining me today on the call are Clark Smith, our President and Chief Executive Officer; Keith St. Clair, our Senior Vice-President and Chief Financial Officer; Khalid Muslih, our Vice-President of Corporate Development; Bill Schmidt, our Vice-President and General Counsel, and Mark Stockard, our Director of Investor Relations.
Before we begin I’d like to remind everyone that we may make statements on the call that could be construed as forward-looking statements as defined by the SEC. Future results are subject to numerous contingencies, many of which are outside our control, and any forward-looking statements we make are qualified by the risk factors and other information set forth in BPL’s and BGH’s Form 10-K and Form 10-Q most recently filed with the SEC.
Now regarding our announcement. I hope you had a chance to review the news release that we issued last night regarding the merger between BPL and BGH. We also posted a few supplemental presentation pages on our website, www.buckeye.com, summarizing the transaction. I’ll briefly review this information during my prepared remarks and then we’ll open up the call to your questions.
Under the terms of the merger agreement unitholders of BGH would receive 0.705 BPL Limited Partner units in a tax-free exchange for each BGH Limited Partnership unit owned at closing. The transaction will result in approximately 20 million additional Limited Partnership units being issued by BPL. Following the merger, BPL would own its general partner, which would continue to exist for management purposes only and would have no economic interest in BPL. The combination would simplify Buckeye’s ownership structure and result in a single and larger publicly-traded entity going forward. Management will remain as it is today and the independent directors of BGH are expected to join the BPL board.
Both BPL and BGH must prepare documents to be filed and reviewed by the Securities and Exchange Commission and information must be sent to both sets of unitholders describing the transaction and announcing a day for the respective unitholders to vote on the merger. A majority of both the BPL Limited Partnership units and BGH Limited Partnership units outstanding must vote in favour of the merger for it to be improved. Affiliates of ArcLight and Kelso, who control approximately 62 percent of the BGH Limited Partnership units, have committed to vote in favour of the merger subject to limited exceptions. We expect all these steps to be completed and the transaction to close in the fourth quarter of 2010. As a result of the merger the current BGH unitholders would become direct owners of BPL, owning approximately 28 percent of the outstanding Limited Partnership units of BPL following the closing. BGH GP Holdings, through which ArcLight and Kelso currently own their interest in BGH, would continue their investment in Buckeye through ownership of approximately 17 percent of BPL’s outstanding Limited Partnership units.
Now I’d like to discuss the benefits of the transaction. The elimination of BGH’s incentive distribution rights increases our opportunity to make accretive capital investments by lowering BPL’s cost of capital. In fact, the most important benefit of this merger is significantly enhancing potential accretion to distributable cash flow generated from future capital investments, accelerating the potential growth in distributions. We believe BPL’s lower cost of capital going forward clearly outweighs the estimated 6 to 7 percent dilution in distributable cash flow per unit in 2011, particularly because, and I’d like to emphasize this point, we do not expect to change BPL’s recent pattern of quarterly distribution increases.
We have utilized what we believe to be a conservative base case assumptions for the volume and tariff growth, expansion capital expenditures and acquisitions to model the impact of the transaction on distributable cash per unit. These assumptions are outlined in the presentation materials posted on our website. If, in addition to the base case assumptions, we were able to make an incremental $350 million capital investment at an eight times EBITDA multiple in 2011, breakeven distributable cash flow per unit would occur in 2012.

Another positive aspect of this proposed transaction is that with the exception of transaction-related expenses to be paid in cash the merger will be completed with an all-equity consideration. This would maintain BPL’s investment-grade credit metrics and strong liquidity so we would remain positioned to take advantage of growth opportunities.
The agreement to combine the partnerships also enhances the governance of the Buckeye organization. Specifically, following the combination, Buckeye’s limited partners would have the right to elect seven of the nine directors at annual unitholder meetings. The remaining two directors of BPL would be elected by ArcLight and Kelso. The combination also would result in a single entity with a larger public trading float than what currently exists individually for the two entities, which should make Buckeye more appealing to a broader investor base.
In summary, we believe this transaction represents an excellent opportunity to strengthen Buckeye’s competitive position and to add long-term value to our unitholders. We have an excellent slate of assets and we look forward to working to working to expand our business and increase cash distributions paid to our unitholders.
With that, we’re ready to take your questions. Thomas?
QUESTION AND ANSWER SESSION
Operator
Thank you. We will now take questions from the telephone lines. If you have a question and you are using a speakerphone, please lift your handset before making your selection. If you have a question, please press star one on your telephone keypad. If at any time you wish to cancel your question, please press the pound sign. There will be a brief pause while participants register for questions. Thank you for your patience.
The first question will be from Michael Cerasoli from Goldman Sachs. Please go ahead.
Michael Cerasoli, Goldman Sachs
Thanks. I appreciate you guys holding the call. Can we just get a little bit more color on the timing and what do you anticipate will be the major hurdles to closing the deal?
Forrest Wylie, Chairman & Chief Executive Officer
On the website we have kind of, you know, a highlights timeline, and, again, we’ve got to put the proxy together, get the SEC to review it. I mean that could take anywhere from, you know, 30 to 60 days. Once we do that we have to mail out to unitholders, give them 45 to 60 days to review it, and then hold an annual meeting for both or a special meeting for both unitholders. So we’re looking, if things go relatively right, sometime in November.
Michael Cerasoli, Goldman Sachs
Okay. And did the uncertainty in Washington on carried interest legislation play any role in this transaction or was it purely more of a BPL competitive positioning?
Forrest Wylie, Chairman & Chief Executive Officer
It was just a BPL competitive positioning.
Michael Cerasoli, Goldman Sachs
Okay. And then separately, you know, how does this deal change your near-term approach to acquisitions in the near-term during the process?

Forrest Wylie, Chairman & Chief Executive Officer
We can do acquisitions in the interim; we just can’t do anything that would materially impact negatively the merger.
Michael Cerasoli, Goldman Sachs
Okay, great. Thanks.
Operator
Thank you. The next question is from Gabe Moreen from Bank of America Merrill Lynch. Please go ahead.
Gabe Moreen, Bank of America Merrill Lynch
Good morning everyone. A couple of questions I guess in terms of ArcLight/Kelso’s role going forward here, and I guess their 17 percent LP interest afterwards; have you talked to them about whether they would still be interested in dropping down whatever assets they may have at the parent going forward, because I know they still have a couple, or whether they view themselves still here I guess as long-term holders?
Forrest Wylie, Chairman & Chief Executive Officer
I can’t speak for Kelso and ArcLight. I can say that I think they really like Buckeye and, you know, whether or not they continue to hold an investment in us is really their call but I would like to think that they would still view us as a great investment for them and a strategic partner referring to, you know, ArcLight, if indeed it wanted to sell some assets.
Gabe Moreen, Bank of America Merrill Lynch
That’s fair. And I’m sure the 31 percent premium makes them like you even more.
But other question, I guess, is trying to refine the question that Michael had in terms of M&A. I guess around timing specifically, you know, why now? And I guess on the M&A front are you seeing a lot of assets out there where you think that, hey, you really need this more competitive cost of capital going forward to help you out from a growth standpoint?
Forrest Wylie, Chairman & Chief Executive Officer
You know, why now is really, you know, it’s a matter of as you develop your business plan and look at your competitive scenarios out there you are constantly assessing what you need to do to be competitive. If you look at some of our competitors, you know, Magellan of course took out their GP burden, which enhanced their cost of capital, lowered it. You know, several of the other people that we compete against have either restructured or reset or eliminated their GP.
So, really, to keep up with the competition you have to make these decisions. Some people are doing IPOs and new MLPs within the MLP structures. We didn’t think that was the right thing to do. We wanted to just not temporarily solve the problem, we wanted to permanently fix it, get it done one time and then move forward. So hopefully that gives you enough flavour around your question.
Gabe Moreen, Bank of America Merrill Lynch
Strategically makes sense. Thanks, Forrest, I appreciate it.
Operator
Thank you. The next question is from James Jampel of HITE. Please go ahead.

James Jampel, HITE
Hi. Thanks. Could you talk a little bit about the tariff assumptions on page nine of the presentation of 2.5 percent per year? Is there any negative assumption in the early years and then more in the latter years?
Forrest Wylie, Chairman & Chief Executive Officer
No. This year we actually, on our grandfather pipes, did have negative tariffs. On our market pipes we actually had positive tariffs and on average we had moderately positive tariffs. So the assumption going forward is that, you know, we won’t see deflation, but we won’t see a lot of inflation either.
If you look at, you know, I think we have 2.5 percent on there, and that’s a weighted average 70 percent market/30 percent grandfathered. So the 30 percent grandfathered, if you had 1.2 percent PPI you’d have 1.3 percent (inaudible), unless the (inaudible) changes it this year, and that gets you to 2.5 percent. So we’re assuming very modest PPI inflation on the grandfathers.
James Jampel, HITE
Okay, thanks.
Operator
Thank you. The next question is from Siqi Tang from Citi. Please go ahead.
Siqi Tang, Citi
Hey, how are you guys? I have a quick question regarding these CapEx assumptions on page nine of this presentation. I’m just wondering if these are just assumptions or something that you guys want to materialize in the next few years.
Forrest Wylie, Chairman & Chief Executive Officer
If you look at them, they’re basically a running average of what we’ve been able to achieve for the last three to five years, both on acquisitions and on growth CapEx. You can make an argument that with lower cost of capitals your assumptions for what is a good project from a growth perspective could be changed a little bit, so you would have the ability to increase your growth capital. We didn’t make that assumption; we really just used kind of on average what we’ve done for the last three to five years.
Siqi Tang, Citi
Okay. And what kind of assets are you guys looking at to acquire maybe from the outlying (inaudible) partners?
Forrest Wylie, Chairman & Chief Executive Officer
You know, we like to get assets that we think fit inside MLPs. I don’t have a lot of operating leverage to them in the sense that, you know, we’ve stated publicly many times gathering and processing assets have a lot of operating leverage in them. We don’t think that we at Buckeye would like to have those inside of our asset portfolio. So I can tell you the ones we wouldn’t go after probably shorter than the ones we would. I mean we like gas storage at the right price; we like refined products, both pipes and terminals; we like marine terminals. We don’t have a lot of marine terminals. We have some river terminals but we’d like to see some marine terminals. You know, we love interstate gas pipes, they just don’t move around very often. So I mean that’s what we’re looking at, that’s kind of what we’re focused on. It’s consistent with what we focused on before the merger.

Siqi Tang, Citi
And my last question is what kind of growth, like organic growth projects, are you guys looking at at this point?
Forrest Wylie, Chairman & Chief Executive Officer
I can tell you the stuff that we’re doing. I mean we’re building tankage. We just finished building tankage in New York Harbour, our Linden, New Jersey facility. We’re looking at building tankage in several other geographic locations. I’d give you names but they may not mean anything to you, like Booth or East Hammond, but we’re looking at opportunities to build tankage there. We’re building pipeline interconnect opportunities, we’re looking at ethanol blending facilities and ethanol storage capacity, and then of course our big announcement, the Marcellus Union Pipeline Project, which is an NGL project, natural gas liquids project, from the Marcellus Basin in West Virginia and Pennsylvania up into the Sarnia market in Canada.
Siqi Tang, Citi
Thank you.
Operator
Thank you. The next question is from Darin Zarahn of Barclays Capital. Please go ahead.
Brian Zarahn, Barclays Capital
Good morning. It’s Brian. The operator got my name incorrect. Can you give us a little background on the thought process of the merger? How long have you have been thinking about eliminating the IDRs?
Forrest Wylie, Chairman & Chief Executive Officer
I mean we’ve looked at it on and off probably for a couple of years. Whenever you see a transaction happen out there you have to understand why people are doing what they’re doing. You know, this process, I think it will be disclosed how the process went in the proxy and I’ve got to be careful not to step on the SEC’s feet here, so I can’t tell you any other colour other than it will be disclosed in the proxies.
Brian Zarahn, Barclays Capital
Okay. And then is there any relation between this step and what you intend to do in the Marcellus? If that does go forward it would require a lot of capital raising.
Forrest Wylie, Chairman & Chief Executive Officer
Is it the Marcellus that is causing us to do this? No. Would this benefit our unitholders to the extent if we can build the Marcellus pipeline? Yes.
Brian Zarahn, Barclays Capital
Okay. Thanks, Forrest.
Operator
Thank you. The next question is from Yves Siegel from Credit Suisse. Please go ahead.

Yves Siegel, Credit Suisse
Good morning, Forrest. Could you just—you may or may not have disclosed it but the growth CapEx going between 2011 and 2014; that does not include the Marcellus project.
Forrest Wylie, Chairman & Chief Executive Officer
No, sir.
Yves Siegel, Credit Suisse
Can you ballpark how large that project could be?
Forrest Wylie, Chairman & Chief Executive Officer
The range really depends upon what the total final demand is, how big a diameter pipe you have to build, but it could be anywhere between $500 million to $800 million. That doesn’t include going west if you had to go west into the Chicago markets, that’s really just a pipeline to handle 70,000 to 90,000 barrels a day of NGLs going from West Virginia/Pennsylvania up to Sarnia.
Yves Siegel, Credit Suisse
And the returns on that would...? Any guidance there?
Forrest Wylie, Chairman & Chief Executive Officer
I would model in there kind of FERC(sp.) kind of returns.
Yves Siegel, Credit Suisse
Okay. And just because I’m not that smart, is FERC type of returns in the 8 to 9 multiple range?
Forrest Wylie, Chairman & Chief Executive Officer
Yes, Yves.
Yves Siegel, Credit Suisse
Okay. And then when you think about potential acquisitions in the marketplace, could you ballpark sort of the size of the transactions that might be coming to the market that you might be looking at?
Forrest Wylie, Chairman & Chief Executive Officer
You know, there’s a lot of them out there and they range from kind of Blue Gold size, which is the $40 million to $50 million range, to the Colonial Pipeline size, which is, you know, you tell me what the number on that one is. So there’s a lot of them kind of all between. Some of them we can’t talk about because they’re not announced. Some of them have been talked about, like the Colonial, which is a large one. But, you know, probably the sweet spot is in the $100 million to $150 million kind of packages.
Yves Siegel, Credit Suisse
Great. Good luck. Thanks so much.

Operator
Thank you. The next question is from Mark Gellar from Sigma Financial. Please go ahead.
Marc Geller, Sigma Financial
Yes. I’m a little surprised at the size of the premium given to BGH since they’re obviously acutely aware of BPL’s potential. Why did this have to be done so dilutive to distributor rights?
Forrest Wylie, Chairman & Chief Executive Officer
Again, I was not party to, nor was management party to, the negotiation between the audit committee of independent directors at BPL and the board of BGH so I really couldn’t comment.
Marc Geller, Sigma Financial
Thank you.
Operator
Thank you. The next question is from Donald Collins from DA Collins & Co. Please go ahead.
Donald Collins, DA Collins & Co.
Good morning. I was wondering who the general partner was before BGH.
Forrest Wylie, Chairman & Chief Executive Officer
Well BGH has always been the general partner. The ownership history of BGH I think is a public record. Carlyle/Riverstone owned it and took it public. Before that it was privately held by a family out of Philadelphia.
Donald Collins, DA Collins & Co.
Oh, Okay. Thank you. And one other question: the $350 million capital investment, you said it’s going to breakeven in 2012. Does that include the dilution with the acquisition?
Forrest Wylie, Chairman & Chief Executive Officer
Correct.
Donald Collins, DA Collins & Co.
Okay. Thank you very much.

Operator
Thank you. Once again, please press star one if you have any questions or comments.
The next question is from Sachin Shah from Capstone Global Markets. Please go ahead.
Sachin Shah, Capstone Global Markets
Thanks for taking the call. I just had a question about the financing. Is this deal contingent on financing or financing?
Forrest Wylie, Chairman & Chief Executive Officer
No, sir; it’s an all-equity exchange. So really the contingency would be upon, the real contingent would be upon unitholder approval. This is an all-equity transaction so the unitholders would approve the issuance of the equity essentially by approving the merger.
Sachin Shah, Capstone Global Markets
Right, but there is debt on the BGH side so I just wanted to confirm that there is no issues as far as—
Forrest Wylie, Chairman & Chief Executive Officer
Actually you’re right; there’s a $10 million facility up there that’s never been drawn, to my knowledge, never been drawn. So that will go away with the merger. And the BPL revolving facilities, you know, this transaction was not considered a change of control. We will have to get them to approve the changes in the partnership agreements but outside of that there’s not a change of control event for the BPL financing facility. And of course the— Yes, sir?
Sachin Shah, Capstone Global Markets
So for the debt on BGH’s side for more than $1 billion, that is not contingent?
Forrest Wylie, Chairman & Chief Executive Officer
No. What you’re seeing is the consolidation effects. That’s really BPL’s debt that gets consolidated on to the BGH balance sheet when they do the SEC filings. There is no debt at BGH. The only financing facility up at BGH is, I think, a $10 million financing line with Sun Trust and it’s not drawn, I don’t think it’s ever been drawn, so there is no debt up at BGH. You’re just seeing the consolidation effects.
Sachin Shah, Capstone Global Markets
Okay. So the bottom line here is a proxy unit shareholder vote (inaudible) to complete the deal. And then also just you mentioned that you already have 52 percent on the BGH side; any comment on the unitholders on your side?
Forrest Wylie, Chairman & Chief Executive Officer
We have not talked to any unitholders about this transaction and, in fact, we can’t until we file a proxy.
Sachin Shah, Capstone Global Markets
Okay, fair enough. Thanks. Have a good day.

Operator
Thank you. There are no further questions registered at this time. I would now like to turn the meeting over to Mr. Wylie.
Forrest Wylie, Chairman & Chief Executive Officer
Thank you, Thomas.
Thanks again for joining us on the call today. I hope we’ve provided valuable insight into our decision to merge the two partnerships. We look forward to working with our unitholders to complete the transaction over the next couple of quarters and we’ll continue to provide updates to the process during our quarterly conference calls.
So this concludes our call today everyone. Have a good day.
Operator
Thank you. The conference has now ended. Please disconnect your lines at this time. We thank you for your participation.